Exhibit 77 N


Special Money Market Fund, Inc.
File number 811-5951


Actions required to be reported pursuant to Rule 2a-7

On September 28, 2000, Moody's downgraded Invensys' long term ratings to A3 (from A2) and short term ratings were downgraded to P-2 (from P-
1). The rating action was due primarily to a further delay in the company's return to more conservative debt protection measures, which could possibly aggravate existing challenges of turning around the Baan software company.